Mail Stop 4561

December 23, 2008

Michael P. McGrath
Executive Vice President, Treasurer, Secretary and Chief Financial Officer
Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

       **Re:    Mercantile Bancorp, Inc.**
             **Preliminary Proxy Statement on Schedule 14A**
             **Filed November 26, 2008**
             **File No. 1-32434**

Dear Mr. McGrath:

       We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments.

               Sincerely,

               William Friar
               Senior Financial Analyst